

Mail Stop 4720

August 14, 2017

Jay Wenjie Xiao
Chief Executive Officer and Director
LexinFintech Holdings Ltd.
27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518052
The People's Republic of China

> **Re: LexinFintech Holdings Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 18, 2017**
> **CIK No. 0001708259**

Dear Mr. Xiao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of the agreements that you enter into with various counterparties during the transactional process, including investor agreements, borrower agreements and any other specific agreements you may enter into (e.g., risk reserve, cash incentives, guarantee, convertible loans, convertible redeemable preferred shares or other programs). The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Business, page 1

3.   We note on page 1 that your target customers are young adults aged between 18 and 36 in China, including both college students and educated young professionals. Please disclose approximately what percentage of your customer base is comprised of this target customer demographic. To the extent that there are other material customer demographic groups, revise to disclose those groupings as well.

4.   In addition, please revise to disclose whether you track the use or purpose of any of the loans facilitated on your platform. For example, tell us whether any loans are used as student loans, car loans, property loans or e-commerce related and whether you track performance based on the type of loan.

5.   We note on page 1 that in 2016 and the three months ended March 31, 2017, approximately 36% and 52%, respectively, of your new customers registered on your platform using a referral code obtained from an existing customer. Please clarify whether the customers, in this context, are intended to refer to only borrowers, only investors or both collectively. In addition, tell us the terms of the referral code and whether you issue an incentive to those customers to facilitate their referral.

6.   We note on page 2 that you have cumulatively originated US$4.1 billion in loans from August 2013 through December 31, 2016. We also note your disclosure on page 127 that all of your loan products are unsecured. Please confirm that all of the loans originated since inception have been unsecured or has your business model changed from offering a mix of secured and unsecured loans to now offering only unsecured loans and revise your disclosures on page 2 to clarify accordingly.

Summary Consolidated Financial Data and Summary Operating Data, page 10

7.   We note on page 11 you present summary operating data for each period, including number of active customers and number of new active customers. Please revise this table to also disclose number of active investors and number of new active investors during each period.

Risk Factors

Risks Related to Our Business and Industry

The laws and regulations governing…affected, page 13

8.   We note on page 15 that you started a quality assurance program in July 2017 to provide make-up payments to individual investors on *Juzi Licai* when a customer fails to satisfy their principal or interest repayment obligations, which you do not believe provides a security or guarantee to investors. Please address the following:

- Provide your analysis explaining why you believe the quality assurance program does not provide a guarantee to investors under ASC 460.

- We note that you transfer certain percentage of the outstanding principal balance from each customer's monthly repayment to your quality assurance funds. Tell us how you determined this percentage and disclose how long the funds are held by the Company under the quality assurance program.

- Explain to us how the quality assurance program differs from the guarantee you provide for off-balance sheet loans.

9.   We also note on page 15 that you provide a deposit to your funding partners in the direct lending programs with your own funds equal to a percentage of the total loans funded by the institutional funding partners. Please tell us what journal entries you recognize in this transaction and clarify whether this deposit is related to the guarantee liabilities disclosed in the Critical Accounting Policies on page 105.

Our operations have been and may need to continue to be modified . . . , page 15

10.   We note your disclosure that in March 2017, you received two letters from the Shenzhen Finance Development Service Office identifying certain non-compliance issues in your *Juzi Licai* and *Fenqile* businesses and requesting that you submit rectification plans. Please revise to describe the specific nature of the non-compliance issues identified in such letters and the rectification plans you have submitted.

We have limited experience operating our quality assurance program. . . . , page 20

11.   Please revise to clarify that your current quality assurance program was established in July 2017 as discussed on page 131 of your prospectus. Please also include this risk as a summary risk factor under the subsection, "Our Challenges," on page 4.

Our business is dependent on our ability to maintain relationships . . . , page 22

12.   You disclose that you cooperate with certain business partners and third parties to fulfill and deliver products to your customers on your e-commerce channel, including your strategic partnership with JD.com and arrangements with SF Express for fulfilling customer orders. Please revise elsewhere in the prospectus, such as your Business section to describe in greater detail the material terms and conditions of any related agreements, including, without limitation, the material obligations of the parties, the duration of any agreements and the material termination provisions. If applicable, please file such agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Fraudulent activities on our platforms . . . , page 22

13.   Please tell us if you have historically experienced any fraud and whether it has had any impact on your allowance for credit losses and guarantee liabilities. In addition, tell us if your obligations to investors in the instance of fraud extend beyond the guarantee liability.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement . . . , page 55

14.   We note this risk factor as well as the following risk factor describes the voting rights associated with the ADSs. Please revise these risk factors to make clear that, as discussed on page 173, under Cayman law and in your organizational documents, you are not required to hold an annual general meeting for shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 83

15.   We note the table on page 83 quantifying the total outstanding principal balance of all on-balance sheet and off-balance sheet loans. Please expand this table to disclose these operating metrics by loan type (e.g., installment purchase and personal installment). Similarly, revise your delinquency rate table on page 87 by loan type as well.

Key Specific Factors Affecting our Results of Operations

Ability to satisfy our customers' growing financial needs, page 85

16.   We note the presentation of your customer cohort tabular analysis on page 86, which includes average available credit line per customer. Please revise your disclosures to clarify whether these amounts represent both on- and off- balance sheet loans together or

if they only represent on- balance sheet loans. In addition, disclose the average term of the credit lines available to customers.

Ability to control customer acquisition cost, page 86

17.   We note that your customer acquisition cost increased from RMB114 in 2015 to RMB127 in 2016 per new active customer. Please discuss in greater detail the reasons for such increase in customer acquisition cost as compared to the growth in the number of new active customers over the same period. Also, please discuss management's view as to whether such cost will continue to increase in future periods.

Key Components of our Results of Operations, page 88

General

18.   Please revise to provide a discussion of the changes in financial position for the periods presented.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Interest and financial services income, page 92

19.   We note that your interest and financial services income increased by 322% from 2015 to 2016, which is largely driven by growth in your on-balance sheet loans from RMB3.3 billion to RMB7.7 billion over the same periods (i.e., growth rate of approx. 133%). Please expand your discussion to describe the changes in weighted average interest rate between the periods, which drive the changes in your income. In addition, describe the factors impacting the change in the weighted average interest rate for your on-balance sheet loans.

Liquidity and Capital Resources

Funding debts, page 97

20.   We note that the amounts referenced in your narrative discussion of liabilities to individual investors on *Juzi Licai* and liabilities to institution funding partners do not reconcile with those presented on the bottom of the page. Please reconcile these differences and revise your disclosures as necessary.

21.   We note that the weighted average interest rates for individual investors on *Juzi Licai* decreased from 9.8% as of December 31, 2015 to 8.3% as of December 31, 2016. We also note a similar decrease in the weighted average interest rate to institutional funding

partners from 10.7% to 8.3% over the same periods. Please revise your discussion to describe the qualitative and quantitative factors impacting the decline in the weighted average interest rates.

Critical Accounting Policies

On-and off-balance sheet treatment of loans

On-balance sheet: Loans funded by individual investors on *Juzi Licai* and certain institutional funding partners

Revenue recognition: interest and financial services income, page 104

22.   We note you collect origination fees and then subsequently, deferred origination fees are recognized over the terms of personal installment loans. Please clarify for us whether all origination fees are deferred and recognized over the terms of personal installment loans. Additionally, please explain to us if you determined there to be separate units of accounting for your on-balance sheet loans under ASC 605-25 and if so, how you allocated the arrangement consideration to those separate units.

Off-balance sheet: Loans funded by certain other institutional funding partners, such as certain commercial banks

Revenue recognition: loan facilitation and servicing fees, page 106

23.   Based on current disclosure, it is unclear how many units of accounting you have in a typical off-balance sheet financing receivable transaction. Please revise to clarify and expand on how you determined the different units of accounting and how you allocated the arrangement consideration among the units in accordance with ASC 605-25-50-2. In this regard, confirm whether you consider the quality assurance program or guarantee to represent separate units of accounting and explain why or why not.

Fair Value of Ordinary Shares, page 107

24.   We note your disclosure on page 108 that the valuation of the fair value of your ordinary shares was performed at different times on a retrospective basis, instead of a contemporaneous basis. Please provide more details regarding the timing of the valuation and what events triggered the valuation to be performed at these times.

Business

Our Loan Products

Personal installment loans, page 128

25.   We note that you provide flexible repayment options that include the option to postpone current monthly repayment to the next scheduled payment date or to reschedule the repayment to future periods. Please address the following:

- Revise your disclosures to quantify the outstanding balance of loans with rescheduled payment dates as of the periods presented.

- Tell us whether you include these rescheduled payment options in your delinquency rate information on page 97 and if any loan payments are postponed for longer than 180 days.

- Tell us how the postponement of the current monthly repayment impacts your revenue recognition.

- Tell us whether you modify any other loan terms (e.g., change in interest rate, etc.) due to a customer facing financial difficulty.

- Tell us how you considered ASC 310-40 in your determination that the rescheduled loans should be treated as newly originated loans.

Our Investors and Funding Partners, page 129

26.   We note that the total outstanding principal balance of loans (including on-balance sheet and off-balance sheet loans) as of December 31, 2016 were RMB9.4 billion. However, you also disclose that the total outstanding principal balance of loans at December 31, 2016 was RMB9.9 billion on page 83. Please reconcile the RMB9.4 billion on page 129 to the RMB9.9 billion on page 83, and explain what is causing the difference.

Investment programs offered on *Juzi Licai*, page 130

27.   We note on page 130 that investors who commit funds for a longer period of time are rewarded with higher rates of return. Please revise your disclosures to clarify the range of returns that investors can earn based on the length of the fund commitment periods.

Institutional funding partners in our direct lending program, page 130

28.   Please tell us and revise to disclose the range of the investing period for your institutional funding partners in your direct lending programs. In this regard, tell us whether any

portions of your restricted cash described under part (ii) at the bottom of page F-22 relate to institutional funding partners with investing periods that exceed 12 months.

Business

Our Loan Application and Approval Process, page 133

29.   Please revise your disclosure regarding your loan approval process to clarify where in the process that the company collects fees from customers and investors.

Step 3: Credit Risk Assessment, page 134

30.   We note that you perform an evaluation of the creditworthiness of a customer by examining a number of different criteria, and that you will either approve or decline an application based upon that evaluation. Further, we also note on page 86 reference to your credit scoring model. Please revise and expand your disclosures to include the following:

- Provide more details of the various credit score ranges, grades and descriptions that you assign to a customer on your platform.

- Disclose the range of terms associated with each credit scoring grade (e.g., APR, interest rate, transaction or billing fee) and the percentage of the total outstanding loans on your platform associated with each credit grade.

- Tell us and disclose the frequency that you decline an application on your platform.

- You disclose that you maintain a credit blacklist of customers. Provide more details of what this blacklist represents, how it is maintained and how it is determined to either place or remove a customer from the blacklist.

Our proprietary credit assessment process, page 135

31.   Please revise to disclose the approximate percentage of loans facilitated for each credit risk level from A to F in the years ended December 31, 2015 and 2016, respectively, and the average servicing fees charged for each level during such periods.

Consolidated Statements of Cash Flow, page F-8

32.   Please tell us why you classified financing receivables originated, principal collection on financing receivables and recoveries, and changes in restricted cash in the cash flows from investing activities. In your response, tell us how you considered the guidance under ASC 230-10-45-14 through 16.

Note 2. Significant Accounting Policies

Financing receivables

On-balance sheet: Loans funded by Individual Investors on *Juzi Licai* and certain Institutional Funding Partners, page F-17

33.   We note that you consider yourself the primary obligor to the individual investors or institutional funding partners. Please tell us, in detail, all indicators you have contemplated in your determination as the primary obligor under ASC 605-45.

34.   We also note that you do not consider the financing receivables to be settled or extinguished when customers enter into underlying loan agreements with individual investors or institutional funding partners. Please explain to us the factors, with reference to authoritative literature, you considered in reaching this conclusion.

35.   You state that the terms of the underlying loan agreements between individual investors or institutional funding partners and customers do not necessarily match the terms of the investment programs or agreements between individual investors or institutional funding partners and the group during the reporting periods. Please expand your disclosure to explain why the terms do not match and clarify the nature of the differences that may exist (e.g., interest rate, length of the agreement, etc.) between loan agreements and investment programs or agreements.

Provision for credit losses, page F-18

36.   Given your limited operating history and your expansion into diverse new credit products and service categories with new risks and challenges as disclosed on page 18 in the "Risk Factors" section, please tell us and revise to expand your disclosure surrounding how you calculate this provision. For example, your disclosure on page F-18 indicates that you evaluate the collectability of your financing receivable portfolio on a pooled basis, but it is unclear which groups of financing receivables comprise that financing receivable portfolio. Please address the following:

* Tell us in detail how you analyze and assess the credit quality of your loan portfolio and related exposures. For example, tell us the factors you considered in your determination that the entire portfolio is homogenous and has similar credit characteristics. Refer to ASC 310-10-50-11 and 310-10-55-22.

* Revise to disclose and quantify the components of your loans and provision that have been specifically identified compared to a general allocation.

- Tell us how you considered your delinquency and charge-off rates in your determination of the provision for credit losses.

Nonaccrual financing receivables and charged-off financing receivables, page F-19

37.   Please revise to include your policy for resuming accrual of interest after a loan has been placed on nonaccrual status. Refer to ASC 310-10-50-6(c).

Guarantee liabilities, page F-19

38.   We note that derivative assets and liabilities within the scope of ASC 815 are recorded at fair value at inception and remeasured at fair value on an ongoing basis. Please clarify with an illustrative example of the journal entries that you record on these derivative assets and liabilities at inception and over time. Further, clarify when the asset or liability is ultimately released.

Financial services

Customer incentives, page F-22

39.   We note that you recognize customer incentives for cash coupons and repayment coupons. Additionally, for your repayment coupons, we note that you record a reduction of revenue based on historical usage pattern as they are earned by the customers. Please address the following:

- Revise your disclosure to discuss the criteria for a customer to earn an incentive.

- Revise your disclosure to clarify whether the cash coupons expire and how the Company accounts for any cash coupons that do not expire.

- Revise your disclosure to clarify whether you pay any incentives to investors in the form of cash or credit to be used on your platform.

- Revise your disclosure to quantify the amount of incentives recognized as a reduction to revenue during each period presented.

- Tell us whether any incentives paid to customer have resulted in negative revenue. If so, tell us whether you applied the guidance in ASC 605-50-45-9 and recharacterized the amount of negative revenue as an expense.

Restricted Cash, page F-22

40.   Please revise to describe the provisions of any restrictions for all your restricted cash in accordance with Regulation S-X Rule 5-02.1. In addition, please revise include a

rollforward of the security deposits held by partnering commercial banks or certain institutional funding partners for the periods presented.

Segment reporting, page F-28

41.   We note that you have only one reportable segment as your chief operating decision maker ("CODM") reviews the consolidated results when making decisions about allocating resources and assessing performance of the company as a whole. We also note your discussion of the changes in gross margin between 2015 and 2016 on page 93. In your discussion, you state that you do not rely on the e-commerce channel to generate gross profit, but that most of the gross profit is generated from financial services income. Please address the following:

- Tell us whether you provide gross margin information to your CODM separately by e-commerce and financial services businesses.

- Tell us how your internal organization is structured, including whether there are different managers that report to the CODM that are responsible for overseeing the performance of the e-commerce and financial services businesses separately.

- Tell us whether compensation for any individuals is tied to the performance of the e-commerce or financial services businesses.

- Tell us more details about your budgeting process, including whether separate budgets and forecasts are prepared for the e-commerce and financial services businesses.

Note 3. Financing Receivables, Net, page F-32

42.   Please revise the aging analysis tabular disclosure on page F-33 to break out the amount of delinquencies within the 1-89 into 0-29, 30-59, and 60-89 day categories at each reporting period by the types of loans – installment purchase and personal installment. Refer to ASC 310-10-50-3 and 7A.

43.   Please revise to include the disclosure requirements of ASC 310-10-50-28 through 30 related to credit quality indicators.

Note 4. Prepaid Expenses and Other Current Assets, page F-34

44.   We note that you have receivables from third-party online payment service providers, as well as funds payable to Institutional Funding Partners disclosed in Note 11 on page F-42. Please tell us the average time duration to remit these funds to each party in the transactional process.

45.   We note that your deposits to institutional funding partners increase from RMB 14.3
        million at December 31, 2015 to RMB 45.4 million at December 31, 2016. Please tell us
        what these deposits represent, how they are used and how long they are held for. In
        addition, tell us how these deposits differ from your restricted cash deposits described in
        note (ii) at the bottom of page F-22.

Note 9. Funding Debts

Asset-backed securitized debts, page F-40

46.   We note you have outstanding asset-backed securitized debts issued through your
        securization vehicle. Please tell us and revise to disclose the carrying amount and the
        classification of financing receivables pledged as collateral. Refer to ASC 310-10-50-5.

Note 14. Convertible Loans, page F-47

47.   We note that the investors for Convertible Loans B are entitled to down round protection,
        which provides conversion price adjustments or an issuance of additional shares for free.
        Further, you disclosed that the conversion price adjustment did not require bifurcation
        whereas the after conversion adjustments did require bifurcation pursuant to ASC 815,
        but that the fair value of the conversion feature was deemed to be immaterial. Please
        provide us with your accounting analysis explaining the factors and guidance you
        considered in your determination that the conversion price adjustments (inclusive of the
        down round protection) did not require bifurcation but that the after conversion
        adjustments did require bifurcation. In addition, tell us the fair value of the After
        Conversion Adjustments.

Note 15. Convertible Redeemable Preferred Shares, page F-48

48.   We note your disclosure on page F-51 that there was no embedded beneficial conversion
        feature ("BCF") attributable to the Preferred Shares (except for Series A Preferred Shares
        for which the amount of the embedded BCF was deemed immaterial). Please address the
        following:

        •   Provide us with your accounting analysis explaining the factors and guidance you
            considered in your determination that there was no embedded BCF in any of your
            preferred shares (except for Series A).

        •   Tell us what factors led to the conclusion that there was an embedded BCF in the
            Series A but did not exist for the other preferred shares.

        •   Tell us the amount of the embedded BCF associated with the Series A Preferred
            Shares.

- Revise your disclosures to clarify accordingly.

Exhibits

Exhibit 99.2 Form of opinion of Beijing Shihui Law Firm

49.   The exhibit index indicates that Beijing Shihui Law Firm will provide a "form of" opinion regarding certain PRC law matters. Please revise to indicate that counsel will provide a finalized and executed opinion or explain why counsel will not be in a position to do so by the time of effectiveness.

        You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

                                                Sincerely,

                                                /s/ Erin E. Martin

                                                Erin E. Martin
                                                Special Counsel
                                                Office of Financial Services

cc: Craig Yan Zeng
        Z. Julie Gao, Esq.